Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2006-05-30

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition of Australian SDS Corporation, dated 30 May 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 060515 Japan

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik completes acquisition of Australian SDS Corporation

Sandvik announced on 7 April an offer to acquire the Australian company SDS Corporation. Among other conditions, the acquisition was conditional on the approval of shareholders representing at least 90% of the shares.

At the end of the acceptance period for the offer, Sandvik held 98.21% of the shares in SDS Corporation. Accordingly, the acquisition will be completed as planned and the remaining shares will be compulsorily redeemed. SDS Corporation will be consolidated as of 1 June and delisting from the Australian stock exchange is expected to be completed prior to the end of June.

Sandviken, 30 May 2006

Sandvik AB; (publ)

For further information contact:
Lars Josefsson, President Sandvik Mining and Construction, tel +46 26 26 51 51 or Jan Lisssåker,Vice President Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, operations in 130 countries and annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43